May 19, 2003

Re:	FMI Common Stock Fund, Inc.

In response to item 77c we incorporate by reference from proxy material filed on submission type DEF 14A on December
9, 2002 for file #811-03235 Accession number 0000898531-02-000470.

In response to matters submitted to a shareholder vote, a Special meeting of shareholders of the FMI Common Stock Fund, Inc. was held on January 21, 2003 the following matters were approved as follows for the FMI Common Stock Fund, Inc. (the "Fund"):

1. With respect to the Fund, a proposal to approve an amended investment advisory agreement. The amended investment advisory agreement contains substantially the same terms and conditions as the existing investment advisory agreement other than the compensation rate and the reimbursement obligations of the investment adviser for the Fund as follows:

	Affirmative		2,376,856.928
	Against		  281,734.955
	Abstain		   31,491.258
	Broker Non-votes    370,697.000
	Total			3,060,780.141